EXHIBIT 21.1

Kestra Medical Technologies, Ltd.

Subsidiaries of the Registrant

The following is a list of the Company’s subsidiaries, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w)).

Entity Name	Jurisdiction
West Affum Holdings Corp.	Cayman Island
West Affum Holdings DAC	Ireland
Kestra Medical Technologies, Inc.	Delaware
Kestra Medical Technology Services, Inc.	Delaware